Andy Halford BA FCA Chief Financial Officer

4 May 2006

VODAFONE GROUP PUBLIC LIMITED COMPANY HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. §200.83

Via Edgar

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3720

CF/AD11

100 F St. NE

Washington, D.C. 20549-3561

Attention: Larry Spirgel

Assistant Director

Re:	Vodafone Group Public Limited Company
Form 20-F for the fiscal year ended 31 March 2005
Filed 8 June 2005
File No. 1-10086

Dear Mr. Spirgel

We have received your comment letter of 18 April 2006 addressed to Mr. Arun Sarin, as updated by your letter of 20 April 2006 to myself, regarding the above referenced periodic filing of Vodafone Group Public Limited Company (“Vodafone” or the “Group”).

We note for the information of the Staff that concurrent with the submission of this redacted letter via EDGAR, confidential treatment of certain portions of this response letter is being requested under the

Vodafone Group Plc

Vodafone House

The Connection, Newbury, Berkshire, RG14 2FN, England

Telephone:  +44 (0) 1635 685 459     Facsimile:   +44 (0) 1635 35237

E-mail:  andy.halford@vodafone.com   Web:   www.vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN       Registered in England No. 1833679

Commission’s rules. This letter contains the portions of the response letter to the Staff’s comments for which we do not seek confidential treatment.

1. We note from your website that you may have operations associated with Cuba, Iran, Libya, Syria and Sudan, which are identified as state sponsors of terrorism by the U.S. State Department and subject to economic sanctions imposed, in part, as a result of actions in support of terrorism and/or pursuit of weapons of mass destruction. In particular, we note the Vodafone costs and coverage for Syria, Sudan, Libya and Iran. We note also the press release from 2002 announcing that you first offered roaming in Cuba. Your 20-F does not contain any disclosure about operations associated with these countries. With a view to disclosure, please address the materiality of your contracts with these countries. Your response should identify your current, historical and anticipated operations in, and contacts with, these countries, whether through subsidiaries, affiliates, joint ventures or other direct and indirect arrangements, including any arrangements for voice service within these countries provided by affiliates or third parties.

We have included our response to Staff Comment 1 in our response to Staff Comment 3 below.

2. In your materiality analysis, please discuss whether your operations or contracts, if any, constitute a material investment risk for your security holders.

We have included our response to Staff Comment 2 in our response to Staff Comment 3 below.

3. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, such as the approximate dollar amount of revenues and assets associated with Cuba, Libya, Iran, Syria and Sudan, but should include consideration of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Illinois, Oregon and New Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University, Yale University, and Dartmouth College have all adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies operating in the referenced countries.

4 May 2006

Response

Contact between Vodafone and Cuba, Iran, Libya, Sudan and Syria (the “Specified Countries”) is limited to wholesale roaming and interconnect arrangements between certain Vodafone subsidiaries1 and mobile and fixed line operators in those countries. These arrangements are a standard practice of a global telecommunications service and provide our customers with the ability to make and receive calls in or to over 190 countries, including the Specified Countries. Additionally, our review of our relationships has identified a small number of customers with billing addresses in the Specified Countries. We wish to emphasise that Vodafone does not, directly or indirectly, have any subsidiaries, other equity investments, assets, facilities or employees located in the Specified Countries and Vodafone has made no capital investment in the Specified Countries. Vodafone does not export products or technology to, or itself provide services within, any of the Specified Countries.

Turnover, costs, assets and liabilities relating to these transactions are immaterial to Vodafone. Transactions with mobile and fixed line operators in the Specified Countries had the following impact on our UK GAAP consolidated financial statements as at and for the year ended 31 March 2005, the year covered by the Form 20-F to which your letter relates:

o                 [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

As of the date of this letter, we have received responses from associated undertakings representing approximately [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] of the combined turnover of our associated undertakings. Transactions between associated undertakings and operators in the Specified Countries are of the same nature as those described above for subsidiaries and had the following impact for the year ended 31 March 2005:

o                 [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

Our analysis of the materiality of our activities connected with the Specified Countries also included consideration of the qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of the corporate activities upon our reputation and share value. The OFAC-administered sanctions apply only to “U.S. Persons” as defined in those

1 Including Vodafone Italy, which is a subsidiary under UK GAAP.

4 May 2006

regulations, not to a non-U.S. entity like Vodafone. To the best of our knowledge, none of our U.S. subsidiaries or our U.S. employees are involved in the roaming and interconnect arrangements in the Specified Countries. We do not believe that the incidental nature of roaming and interconnect arrangements with mobile and fixed line operators in the Specified Countries by some of Vodafone’s subsidiaries and associated undertakings rises to the level of activity or investment in the Specified Countries such that our investors would consider this to be material to Vodafone’s reputation and/or share value. This is because we do not believe the nature of the roaming and interconnect arrangements implicates any global security risk, and neither Vodafone, nor any of its subsidiaries or, to the best of our knowledge, associated undertakings, has any facilities, employees or physical presence in any Specified Country.

In your comments, you have directed our attention to investor sentiment evidenced by recent legislation adopted by certain U.S. states regarding investments of state funds, as well as decisions by certain U.S. universities to divest from or prohibit investment in companies that do business in Sudan. We have carefully considered these factors and have concluded that the investor sentiment evidenced thereby is directed towards companies with extensive business with the Specified Countries or their governments, or with investments or operations in the Specified Countries, but not toward companies which may have incidental and low level arrangements, such as the roaming and interconnect arrangements described above. In this connection, we note that the state laws generally are concerned with the level of global security risk attributable to investments2, or apply only to investments in companies having facilities, employees or some form of physical presence in the countries3 or (in the case of the Sudan-specific legislation) doing business with the Government of Sudan4. We do not believe the nature of the roaming and interconnect arrangements implicates

2 See, Ariz. Rev. Stat. §38-348.02 (requires a report regarding companies in the portfolio of the Arizona Public Safety Retirement System [for retired police officers and firefighters] known to have business in or with countries designated pursuant to section 6(j) of the Export Administration Act, and an assessment of the level of global security risk attributable to the investments, but no divestment requirements); Ariz. Rev. Stat. §38-716 (requires a report regarding United States companies in the portfolio of the Arizona State Retirement System [for retired state employees] known to have business in or with countries designated pursuant to section 6(j) of the Export Administration Act).

3 See, La. Rev. Stat. §11:263(C)(1) (requires a written report on investments in any company “having facilities or employees or both located in” Iran, Libya, North Korea, Sudan or Syria).

4 See, 40 Ill. Comp. Stat. §5-1-110.5 (to qualify as a “forbidden entity” for which divestment is required, a public company must first be identified by an independent researching firm that specialises in global security risk as a company “that owns or controls property or assets located in, has employees or facilities located in, provides goods or services to, obtain goods or services from, has distribution agreements with, issue credits or loans to, purchase bonds or commercial paper issued by, or invest in (i) the Republic of the Sudan; or (ii) any company

4 May 2006

any global security risk, and neither Vodafone, nor any of its subsidiaries or, to the best of our knowledge, associated undertakings, has any facilities, employees or physical presence in any Specified Country.

With regard to the universities mentioned in the Staff’s comment, they have directed their divestment policies towards specific companies that have significant business with the Government of Sudan or provide monetary or military support to the Government of Sudan, such that their business activities are supporting and facilitating the Sudanese Government in its activities in the Darfur region. The roaming and interconnect arrangements cannot be said to rise to this level, and we do not believe they would be targeted by the divestment programmes of the universities. Given the above analysis, we do not believe the roaming and interconnect arrangements create a material risk, on either a quantitative basis or a qualitative basis, for Vodafone’s security holders.

4. We note in your response to comments 3 and 4 that you have determined that the lowest level for which identifiable cash flows are largely independent of the cash flows of the Group’s other assets and liabilities is at the level of the operating company owning one or more national wireless licences, in this case Vodafone Italy and Vodafone Germany. Explain to us why you are not able to identify cash flows at a level lower than the operating company level. It appears Vodafone Italy and Vodafone Germany should be able to identify revenues derived from their GSM based network and the W-CDMA based network. If so, it appears within each operating company you should recognize and measure impairment loss for asset groups comprised of the national GSM networks, licences and related equipment and the national W-CDMA networks, licences and related equipment. Please advise us and explain to us the nature and structure of your operations in Italy and Germany.

Response

Both W-CDMA and GSM are digital technologies with W-CDMA, as a third generation technology, being an evolution of second generation GSM technology providing the capability for significant components of the GSM and W-CDMA networks to be shared. Given this, the operation of both W-CDMA and GSM networks within a single geographic market across Vodafone’s operations is domiciled in the Republic of the Sudan”); Or. Rev. Stat. §293.812(2) (“’Doing business’ means maintaining equipment, facilities, personnel or any other apparatus of business or commerce in Sudan, including the ownership or possession of real or personal property located in Sudan.”); N.J. Stat. §52:18A-89.9 (prohibits investment in any foreign company with an equity tie to the government of Sudan; defines “equity tie” as “manufacturing or mining plants., employees or advisors, facilities or an investment, fiduciary, monetary of physical presence of any kind”).  We note also that states currently considering Sudan divestment laws, such as Connecticut and California, are following models similar to that of Oregon’s “doing business” definition.

4 May 2006

structured commercially to maximise the interoperability of both the components of the network and handsets used to access the networks, thereby maximising economic returns by minimising both the build cost and ongoing operation and maintenance of the networks and maximising opportunities for revenue generation through customer usage. This operational structure and common technology results in the inability of the company to separately identify cash flows relating to each technology.

A functioning mobile phone network consists of two elements – the physical network infrastructure and the handsets used by the customer to access the network services.

The network consists of the following major components5:

o                 Radio network including mobile base station sites, base station controllers, and radio network controllers;

o                 Core switching systems and mobile switching centres;

o                 Transmission links form the radio network to the core switching systems, the public fixed line and mobile networks and the internet; and

o                 Charging systems, billing systems and prepaid servers.

The radio network required for the transmission of voice and data over the wireless spectrum and the core switching systems can be identified as the main difference between the W-CDMA and GSM networks, with each technology having its own technology specific receivers and transmitters located in base station sites. However, the transmission links, charging systems, billing systems and prepaid servers are shared across both networks. Additionally, all data and voice traffic to and from other mobile and fixed telecommunication networks external to Vodafone is transmitted using shared equipment. For the year ended 31 March 2005, approximately [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] of the Group’s incoming and outgoing voice usage was interconnected from and to, other domestic and international mobile and fixed line networks.

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]  Accordingly, due to the preponderance of shared

5 For further details on wireless cellular communications service and their technologies, please refer to appendix iii of our letter to Donald T. Nicolaisen dated 29 September 2003.

4 May 2006

network equipment Vodafone does not consider that it can separately identify the total capital expenditure related to each network. A schedule of the expected future capital expenditure for network equipment used in our Statement 144 analysis for the year ended 31 March 2005 is included in our response to Staff Comment 5 below.

The second major element of a functioning mobile telecommunication network is the handset or device used by the customer to access mobile services. All of the 3G mobile phones, data cards and other devices capable of using a W-CDMA network currently being sold by Vodafone have dual technology capability and, as a result can, and do, operate on both the GSM and W-CDMA networks. [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

For our W-CDMA customers, this dual technology functionality is critical to Vodafone’s commercial operations with the GSM network comprising an integral component of the customer experience. [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]  In view of this when a W-CDMA customer moves outside the coverage area of the W-CDMA network the customer is transferred seamlessly to the GSM network. Additionally, when within the coverage of a W-CDMA network, customers may also choose to change the settings on their W-CDMA devices to GSM only in which case traffic will only be transmitted using the GSM network.

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

Similar to the position in relation to revenue set out above, expenses that are directly associated with the operations of the W-CDMA and GSM networks are also not identifiable based on the type of network used by our customers. The main operating expenses include, among other items, the costs to acquire and retain customers, interconnect charges, and payroll. The costs to acquire and retain customers include items such as sales commissions and cost of equipment sold, are independent of which network is used. However, the level of such costs will vary depending on customer demand, the competitive environment, market trends and company requirements and priorities. Interconnect charges are amounts billed to Vodafone by other wireless or fixed line operators for terminating a call on their network. While these costs are directly correlated to the amount of traffic terminating on networks of other wireless and fixed line providers, there is no direct link between these charges and the network used to originate the call. Lastly, customer care, marketing, network management and other departments are generally organised as integrated functions, rather than as separate departments for each network.

4 May 2006

As a result of the above, our Italian and German operations are each managed as one profit centre within the Group and other than in relation to capital expenditure related to specifically identifiable W-CDMA or GSM assets, financial information included in internal monthly management accounting and budgets is not differentiated based on the network on which services might be provided.

In conclusion, as a result of the significant common infrastructure underpinning the two network technologies, the inability of our billing systems to identify revenue by technology and the integrated nature of our business support functions, and therefore cost structure, it is not possible for Vodafone Italy or Vodafone Germany to identify revenue and cash flows derived from their respective GSM based and W-CDMA based networks.

5. Regarding your SFAS No. 144 impairment analysis, please respond to the following comments.

o                 With respect to the actual cash flows earned in Italy and Germany in 2005, please tell us the amounts derived from your GSM based networks and your W-CDMA based networks.

Due to the reasons outlined in our response to Staff comment 4, we are unable to differentiate the cash flows derived from a W-CDMA based network from those derived from a GSM based network.

o                 Tell us if your W-CDMA networks are substantially complete. If not, quantify for us the costs that you expect to incur to fully develop the network and explain the nature of any assets that must be acquired.

At 31 March 2005, our W-CDMA networks in Italy and Germany were not substantially complete. In February 2004, Vodafone Italy and Vodafone launched commercial service on the W-CDMA networks for customers using the Vodafone Mobile Connect 3G/GPRS data card. Since the full consumer roll out of our W-CDMA service in November 2004, the deployed W-CDMA networks in Italy and Germany have been fully operational. However, at 31 March 2005, the W-CDMA networks covered [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]% of the population and [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]% of the geographical area of Italy and [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]% of the population [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]% of the geographical area in Germany.

4 May 2006

We expect Vodafone Italy and Vodafone Germany will incur significant capital expenditure during the continued deployment of the W-CDMA network, which is necessary to increase the population and geographical coverage, as well as the network capacity. The following table shows the expected capital expenditure related to GSM specific assets, W-CDMA specific assets and assets that are shared by both networks estimated to be incurred in each of the years ended 31 March, based on estimates used in our Statement 144 analysis as of 31 March 2005.

In € millions	2006	2007	2008	2009	2010	2011	2012	2013
	Est.	Est.	Est.	Est.	Est.	Est.	Est.	Est.
Italy[6]
GSM network
Radio network
Core switching systems

W-CDMA network
Radio network
Core switching systems

Shared assets
Core switching systems
Other network assets	[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

Total network

Germany
GSM network
Radio network
Core switching systems

W-CDMA network
Radio network
Core switching systems

Shared assets
Core switching systems
Other network assets

Total network

6 Amounts for Vodafone Italy are presented at 100%.  At 31 March 2005, the Group owned approximately 76.8% of the share capital of Vodafone Italy.

4 May 2006

o                 Explain to us the expected timing and costs of transitioning your customers from the GSM networks to the W-CDMA networks.

We expect our customers will naturally migrate to using W-CDMA devices as part of our standard customer acquisition and retention activities. [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

In our Statement 144 analysis as at 31 March 2005, we estimated that, by 31 March 2009, [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]% and [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]% of our customers in Vodafone Italy and Vodafone Germany, respectively, would be using W-CDMA devices.

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

o                 Tell us if you included in your analysis the cash flows associated with all future expenditures necessary to develop your W-CDMA networks, as required pursuant to paragraph 20 of SFAS No. 144.

Our Statement 144 analysis of cash flows included the estimated future expenditure required to develop the W-CDMA network in both Vodafone Italy and Vodafone Germany. For the avoidance of doubt, the analysis also included the cash flows necessary to acquire and retain W-CDMA customers.

* * *

4 May 2006

We are available to discuss any of the foregoing with you at your convenience. If you have any questions relating to this request for confidential treatment, please feel free to call Kathryn A. Campbell of Sullivan & Cromwell LLP at +44 207 959 8580. She may also be reached by facsimile at +44 207 959 8950 and by email at campbellk@sullcrom.com. Alternatively, you can contact Paul Stephenson at +44 1635 677 033 and by email paul.stephenson@vodafone.com.

As requested Vodafone acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its Form 20-F, and that Vodafone may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,

/s/ Andy Halford

Andy Halford

Chief Financial Officer

cc:	Joseph M. Kempf, US Securities and Exchange Commission
Robert S. Littlepage, US Securities and Exchange Commission
Vince Niblett, Deloitte & Touche, LLP
Hadleigh Shekle, Deloitte & Touche, LLP
Kathryn A. Campbell, Sullivan & Cromwell LLP
Paul Stephenson, Vodafone Group Plc

4 May 2006